[Translation]

                                                                   March 7, 2006

To Whom It May Concern:

                                     Company Name:
                                          TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                     (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Masaki Nakatsugawa
                                          General Manager, Accounting Division
                                     Telephone Number: 0565-28-2121


             Notice Concerning a Change in the Subsidiaries (Merger)

We hereby notify you that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on March 7, 2006, TMC decided to consolidate its subsidiaries, Toyota Motor North America, Inc. ("TMA") and Toyota Technical Center, U.S.A. Inc. ("TTC") as described below, effective as of the date of merger, April 1, 2006.

1.   Purpose of Change

     As part of organizational restructuring of subsidiaries in North America in order to strengthen the cooperative relationship between the development business and the production business in North America, to streamline the process from development to production, and to respond flexibly to the change in the market, TMC decided to consolidate TMA, which is the parent company of Toyota Motor Manufacturing North America, Inc. (the company which oversees the manufacturing entities in North America; "TMMNA"), and TTC.

2.    Method of Change

     TMA will be merged into TTC, and TTC will be the surviving company (TMA will cease to exist). In accordance with this merger, TMC will be allotted
     704.98 shares of TTC per share of TMA held by TMC, and in total, TMC will acquire 6,581,671 shares of TTC. The trade name of the surviving company, i.e. TTC, will be changed to Toyota Motor North America, Inc. ("New TMA") as of the date of merger, April 1, 2006. Due to this merger, TMA will no longer be a subsidiary of TMC and New TMA will be the subsidiary of TMC.

3.    Facts of Subsidiaries

(1) Facts before the change (merger)

---------------------- ------------------------------------------ --------------------------------------
     Trade Name             Toyota Motor North America, Inc.        Toyota Technical Center, U.S.A. Inc.
---------------------- ------------------------------------------ --------------------------------------
                                                                      Research and development business
                        Activities relating to external affairs,     with regard to automobiles, such as
Contents of Business     public relations and research in North        design, evaluation and product
                                         America                               planning, etc.
---------------------- ------------------------------------------ --------------------------------------
Date of Incorporation               September 1, 1996                           June 1, 1977
---------------------- ------------------------------------------ --------------------------------------
  Location of Head            Torrance, California, U.S.A.               Gardena, California, U.S.A.
       Office
---------------------- ------------------------------------------ --------------------------------------
       Name of                  Hideaki Otaka, President                Yasuhiko Ichihashi, President
   Representative
---------------------- ------------------------------------------ --------------------------------------
    Net Revenues                     US$ 165 Million                           US$ 216 Million
---------------------- ------------------------------------------ --------------------------------------
    Total Assets                    US$ 2,382 Million                          US$ 245 Million
---------------------- ------------------------------------------ --------------------------------------
       Capital                       US$ 934 Million                           US$ 72 Million
---------------------- ------------------------------------------ --------------------------------------
    Shareholding                        TMC 100%                                   TMC 90%
     Structure                                                      Toyota Motor Sales, U.S.A., Inc. 10%
---------------------- ------------------------------------------ --------------------------------------
  Settlement Period                       March                                     March
---------------------- ------------------------------------------ --------------------------------------
      Number of                        85 persons                                740 persons
      Employees
---------------------- ------------------------------------------ --------------------------------------

* The figures for Net Revenues are for the fiscal year ended March 31, 2005, and the figures for Total Assets, Capital, Shareholding Structure and Number of Employees are as of March 31, 2005.


(2) Facts after the change (merger) (scheduled)

-------------------------- -----------------------------------------------------------------------------
      New Trade Name                            Toyota Motor North America, Inc.
-------------------------- -----------------------------------------------------------------------------
   Contents of Business     Activities relating to external affairs, public relations and research in
                                                          North America
-------------------------- -----------------------------------------------------------------------------
 Location of Head Office                          Torrance, California, U.S.A.
-------------------------- -----------------------------------------------------------------------------
  Name of Representative                            Hideaki Otaka, President
-------------------------- -----------------------------------------------------------------------------
         Capital                                        US$ 1,005 Million
-------------------------- -----------------------------------------------------------------------------
       Total Assets                                     US$ 2,512 Million
-------------------------- -----------------------------------------------------------------------------
  Shareholding Structure                                    TMC 99.9%
                                              Toyota Motor Sales, U.S.A., Inc. 0.1%
-------------------------- -----------------------------------------------------------------------------
    Settlement Period                                         March
-------------------------- -----------------------------------------------------------------------------
   Number of Employees                                     85 persons
-------------------------- -----------------------------------------------------------------------------

*On the date of merger, New TMA will contribute the functions of former TTC to TMMNA as in-kind capital. The above chart shows the facts (scheduled) of the new subsidiary after the contribution of operation. In addition, after such contribution, TMMNA will change its trade name to Toyota Motor Engineering & Manufacturing North America, Inc.

4. Change in the Number of Voting Rights of Subsidiaries Held by TMC and the Percentage to the Total Number of Voting Rights

(Before change)
-------------------------- ------------------------ -------------------------- ------------------------
                                                                                  Percentage to the
  Name of the subsidiary       Number of voting       Total number of voting    Total Number of Voting
                              rights held by TMC               rights                  Rights
-------------------------- ------------------------ -------------------------- ------------------------
            TMA                      9,336                    9,336                      100%
-------------------------- ------------------------ -------------------------- ------------------------
                                    71,800
            TTC             (including those held            71,800                      100%
                                 indirectly)
-------------------------- ------------------------ -------------------------- ------------------------

(After change) (scheduled)
-------------------------- ------------------------ -------------------------- -------------------------
                                                                                  Percentage to the
  Name of the subsidiary       Number of voting       Total number of voting    Total Number of Voting
                              rights held by TMC               rights                  Rights
-------------------------- ------------------------ -------------------------- -------------------------
                                  6,653,471
            TMA             (including those held           6,653,471                    100%
                                 indirectly)
-------------------------- ------------------------ -------------------------- -------------------------


5.    Schedule for Change

March 7, 2006            TMC            Resolved to approve the merger at the
                                        meeting of the Board of Directors of TMC

April 1, 2006            TMA, TTC       Meeting of the Board of Directors to
                                        approve the merger (scheduled)

April 1, 2006            TMA, TTC       Extraordinary General Shareholders'
                                        Meeting to resolve the merger and
                                        amendments to the Articles of
                                        Incorporation (including the change of
                                        trade name) (scheduled)


6.    Anticipated Effects on TMC's Business Performance

      The anticipated effects of the merger on TMC's business performance and consolidated business performance are expected to be minor.